October 18, 2013

Direct Number: (212) 326-3800

raprofusek@JonesDay.com

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Official Payments Holdings, Inc.

Schedule TO filed October 4, 2013

Filed by ACI Worldwide, Inc. and Olympic Acquisition Corp.

File No. 005-52757

Ladies & Gentlemen:

Set forth below are the responses of ACI Worldwide, Inc. (“ACI”) to the comments of the Staff of the Division of Corporation Finance on October 15, 2013 to ACI’s Schedule TO filing on October 4, 2013. For your convenience, we have repeated your comments below, and included our responses immediately following each comment.

Offer to Purchase

If I decide not to tender, how will the Offer affect my Shares, page viii

1.	Please revise to further describe the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the offer. For example, please disclose that shares that are not tendered in the offer may be promptly exchanged for the cash consideration offered without a shareholder vote or any further action by shareholders if the bidder acquires the required number of shares (i.e., a majority of the shares outstanding) to approve the merger after completion of the offer.

As requested, in response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase with respect to the effect of Section 251(h) of the DGCL on shareholders who decide not to tender their shares in the Offer.

Withdrawal Rights, page 7

2.	Please revise your disclosure to describe the withdrawal rights provided by Section 14(d)(5) of the Exchange Act.

Division of Corporation Finance

October 18, 2013

As requested, in response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase to describe the withdrawal rights provided by Section 14(d)(5) of the Exchange Act.

Certain Information Concerning OPAY, page 11

3.	We note your disclaimer of responsibility for information furnished by OPAY. You may not disclaim disclosure appearing in your own document. Please revise.

As requested, in response to the Staff’s comment, we have removed the disclaimer of responsibility for information furnished by OPAY.

Certain Information Concerning OPAY – OPAY Projections, page 11

4.	We note that the projected financial information included in this section has not been prepared in accordance with GAAP. Please revise your disclosure to provide the reconciliation required pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

As requested, in response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase with respect to the projected financial information to provide the reconciliation required pursuant to Rule 100(a) of Regulation G.

Source and Amount of Funds, page 15

5.	Please provide the disclosure required by Item 1007(d) of Regulation M-A with respect to the existing credit facilities that the bidders may use to pay for tendered securities.

As requested, in response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase under the caption “Source and Amount of Funds” to include the disclosure required by Item 1007(d) of Regulation M-A.

Purpose of the Offer, page 16

6.	Please revise your disclosure under the caption “Appraisal Rights” (page 29) to address any consequences on the exercise of appraisal rights resulting from the parties use of Section 251(h) to consummate the merger.

As requested, in response to the Staff’s comment, we have revised the disclosure in the Offer to Purchase under the caption “Appraisal Rights” to address any consequences on the exercise of appraisal rights resulting from the parties’ use of Section 251(h) to consummate the merger.

Division of Corporation Finance

October 18, 2013

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In addition to responding to the Staff’s comments, we have updated the Offer to Purchase in a number of places to reflect events since the October 4, 2013 filing date.

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As requested by the Staff in the Comment Letter, ACI has authorized us to confirm the following on its behalf:

•	ACI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	ACI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Division of Corporation Finance

October 18, 2013

If you have any questions about the above responses, or require any further information, please call the undersigned at (212) 326-3800. We greatly appreciate your prompt attention to this matter. We would, of course, be pleased to discuss this with you at your convenience.

Very truly yours,

/s/ Robert A. Profusek
Robert A. Profusek

Enclosures

cc:	Dennis P. Byrnes

Executive Vice President,

Chief Administrative Officer,

General Counsel and Secretary

ACI Worldwide, Inc.